                                             EQU: TSX, NYSE

Equal Energy Announces Disposition of Non-Core Assets
 and Positive Drilling Results

Calgary, Alberta – (CNW – June 7, 2010) Equal Energy (“Equal”, “we”, “our”) has signed a letter of intent to sell its non-core, non-operated deep sour gas interests in west central Alberta for estimated proceeds of $25 million.  This divestiture includes the Ricinus well which has been mostly shut-in since July, 2009 due to low gas prices.  First quarter 2010 production relating to this divestiture was negligible, while the assets contributed approximately 900 boepd to the Q1 exit rate.  Equal is not changing its previous 2010 production guidance of 9,200 – 9,700 boepd at this time.

Equal has successfully drilled two horizontal oil wells in the Lochend area of the Cardium trend.  A multi-stage fracture stimulation on the first well has flowed back all the frac fluid followed by clean oil, but we won’t have a reliable estimate of a stabilized initial production rate until after the ongoing 14 day pressure build up test is completed and the well produces for an extended period.  The well will be put on production in mid June.  The second Lochend Cardium well at 13-23 is scheduled for a similar multi-stage fracture stimulation during the second week of June.

At our Circus Viola play in Oklahoma, the first two oil wells have been horizontally drilled. One well has been fracture stimulated with a four stage slick water fracture treatment.  This well is currently pumping and we have been recovering the frac water with increasing oil cut over the last two weeks, but we won’t have a good estimate of stabilized oil production rate until we have recovered the majority of the frac fluid over the next few weeks.  Our previously announced internal estimates suggested initial gross production rate of 200 bpd and we are very encouraged by the result to date.  Equal is currently evaluating completion options on the second well which encountered a geological fault in the well bore and may require a modified approach.

Don Klapko, President and CEO said, “These initial operational results from both the Cardium play and Circus Viola are very encouraging because both are new oil focus areas for Equal.  The Ricinus sour gas divestiture provides us with more financial flexibility to invest in the significant growth prospects in front of us.  We have a busy summer planned with operations continuing in Alberta, in the Circus area of Oklahoma and in our liquids-rich Hunton play in Oklahoma where horizontal drilling is planned to begin later this month.  As outlined in our corporate presentation we have identified four liquids-rich resource plays in the Hunton, Cardium, Circus Viola and Viking trends which will be our focus areas.”

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.